

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel   : +852 2801 7188
Fax   : +852 2801 7238
Web : www.e-kong.com

RECEIVED

7008 JAN -9 A 10: ~3

· ⸱⸴ICE OF INTER::⸴ ⸴⸴⸴
CO⸴.FURATE FI⸴⸴⸴ ·

BY DHL

7 January 2008

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



08000121



SUPPL

Ladies and Gentlemen

Re   :   e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

PROCESSED

JAN 1 1 2008

THOMSON
FINANCIAL

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 7 January 2008

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED
pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")

Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")

Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")

The Stock Exchange of Hong Kong Limited ("SEHK")

The Securities and Futures Commission ("SFC")

The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")

The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from October 2007 to December 2007	November 2007 – January 2008	SEHK (pursuant to Listing Rules)
2.	Form 3A – Director's/Chief Executive's Notice re Mr. Lim Shyang Guey's interests in shares of the Company	8 November 2007 12 November 2007 16 November 2007 19 November 2007 21 November 2007 14 December 2007	SFO
3.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company	9 October 2007 11 October 2007 12 October 2007 18 October 2007 25 October 2007 26 October 2007 1 November 2007 2 November 2007 6 November 2007 7 November 2007 8 November 2007 3 December 2007 5 December 2007 14 December 2007 17 December 2007 19 December 2007 24 December 2007 28 December 2007 31 December 2007 3 January 2008 4 January 2008	SFO

Monthly Return On Movement of Listed Equity Securities (Form I)

上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	06/11/2007	17:11:00	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	06/11/2007	17:11:00	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-071106-00155		Status 狀況	Approved

Issuer 發行人	LM00524	e-KONG Group Limited	
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau		
Contact No. 聯絡電話	2801 7188		

For the month ended : 31/10/2007
截至月份：

Name of Issuer 公司名稱	LM00524	e-KONG Group Limited
Representative Code/Name 代表代號／姓名		
Contact Person 聯絡人	Raymond Lau	
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期 06/11/2007

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

☑ Ordinary shares 普通股　　　Preference shares 優先股
Equity Warrants 股本權證　　　Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號 :	524		Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				
(dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code : (2) 股份代號 :			Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				
(dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號 :			Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	

Increase/(Decrease)
增加／（減少）
  (EGM approval date)
  （股東特別大會通過日期）			

(dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month 本月底法定股本總額	HKD	120,000,000

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目		No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
	(1)	(2)		
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of		Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

		○ Ordinary (1) 普通股 (1)
		Ordinary (2) 普通股 (2)
Total Exercised Money During the Month 月內已行使總金額	HKD | 0	Preference 優先股
		Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （ 到期日 – 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1.	HKD		|	|	
( ) Stock Code 股份代號 Subscription Price 認購價 HKD |					○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	HKD		|	|	
( ) Stock Code 股份代號 Subscription Price 認購價 HKD |					○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	HKD		|	|	
( ) Stock Code 股份代號 Subscription Price 認購價 HKD |					○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD		|	|	
					○ Ordinary (1) 普通股 (1)

Stock Code
股份代號

Preference
優先股

Subscription Price
認購價　HKD

Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
Stock Code 股份代號 **Conversion Price** 換股價　HKD					
2.	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
Stock Code 股份代號 **Conversion Price** 換股價　HKD					
3.	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
Stock Code 股份代號 **Conversion Price** 換股價　HKD					

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

| | | Preference
優先股 |
| | | Other Class
其他類別 |

2. Please Select One   ·   At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

- ○ Ordinary (1)
普通股 (1)
- Ordinary (2)
普通股 (2)
- Preference
優先股
- Other Class
其他類別

3. Please Select One   ·   At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

- ○ Ordinary (1)
普通股 (1)
- Ordinary (2)
普通股 (2)
- Preference
優先股
- Other Class
其他類別

4. Please Select One   ·   At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

- ○ Ordinary (1)
普通股 (1)
- Ordinary (2)
普通股 (2)
- Preference
優先股
- Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

- ○ Ordinary (1)
普通股 (1)
- Ordinary (2)
普通股 (2)
- Preference
優先股
- Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date:
(dd/mm/yyyy)
註銷日期 ：
（日／月／
年）

- ○ Ordinary (1)
普通股 (1)
- Ordinary (2)
普通股 (2)
- Preference
優先股
- Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date:
(dd/mm/yyyy)
贖回日期 ：

- ○ Ordinary (1)
普通股 (1)

				（日／月／年）		Ordinary (2) 普通股 (2)
						Preference 優先股
						Other Class 其他類別

8.Other 其他	At Price：HKD 價格：	Issue and allotment Date： (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	 Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)
			Preference 優先股
(Please specify) （請註明）			Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名   Raymond Lau

* Title
職銜   Company Secretary

| OK 確認 |

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)

上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	06/11/2007	17:11:00	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	06/11/2007	17:11:00	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-071106-00155		Status 狀況	Approved

Issuer 發行人	LM00524 e-KONG Group Limited
Type of Agent 代理人類別	
Tier 1 Headline 標題類別 (第一層)	Unvetted
Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau
Contact No. 聯絡電話	2801 7188

For the month ended :
截至月份： 31/10/2007

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited
Representative Code/Name 代表代號／姓名	
Contact Person 聯絡人	Raymond Lau
Contact Telephone No. 聯絡電話	2801 7188
Date submitted 呈交日期	06/11/2007

Section A A 部   Section B B 部   Section C C 部   Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	524		Description : 說明：	
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code : (2) 股份代號：			Description : 說明：	
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號：			Description : 說明：	
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy)
（日／月／年）
Balance at close of the
month
本月底結存   HKD

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	

Increase/(Decrease) 增加／（減少）
  (EGM approval date)
  (股東特別大會通過日期)			

(dd/mm/yyyy) （日／月／年） Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month 本月底法定股本總額	HKD	120,000,000

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目		No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
	(1)	(2)		
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of		Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

			○ Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)
Total Exercised Money During the Month 月內已行使總金額	HKD	0	Preference 優先股
			Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1.	HKD				○ Ordinary (1) 普通股 (1)
( )					Ordinary (2) 普通股 (2)
Stock Code 股份代號					Preference 優先股
Subscription Price 認購價	HKD				Other Class 其他類別
2.	HKD				○ Ordinary (1) 普通股 (1)
( )					Ordinary (2) 普通股 (2)
Stock Code 股份代號					Preference 優先股
Subscription Price 認購價	HKD				Other Class 其他類別
3.	HKD				○ Ordinary (1) 普通股 (1)
( )					Ordinary (2) 普通股 (2)
Stock Code 股份代號					Preference 優先股
Subscription Price 認購價	HKD				Other Class 其他類別
4.	HKD				○ Ordinary (1) 普通股 (1)

(_____)			Ordinary (2) 普通股 (2)
Stock Code 股份代號	_ _ _ _ _		Preference 優先股
Subscription Price 認購價	HKD		Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				
					○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Conversion Price 換股價 HKD					Preference 優先股
					Other Class 其他類別
2.	HKD				
					○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Conversion Price 換股價 HKD					Preference 優先股
					Other Class 其他類別
3.	HKD				
					○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Conversion Price 換股價 HKD					Preference 優先股
					Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One ·	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

		年)	Preference 優先股
			Other Class 其他類別
2. Please Select One ·	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One ·	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One ·	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 :	○ Ordinary (1) 普通股 (1)

				Ordinary (2) 普通股 (2)
				Preference 優先股
				Other Class 其他類別
8.Other 其他	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／ 年）		o Ordinary (1) 普通股 (1)
				Ordinary (2) 普通股 (2)
				Preference 優先股
(Please specify) （請註明）				Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名   Raymond Lau

* Title
職銜   Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/12/2007	15:43:27	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	05/12/2007	15:43:27	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-071205-00091		Status 狀況	Approved

Issuer 發行人	LM00524	e-KONG Group Limited
Type of Agent 代理人類別		
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層) — Monthly Return I
Contact Person 聯絡人	Raymond Lau	
Contact No. 聯絡電話	2801 7188	

For the month ended : 30/11/2007
截至月份：

Name of Issuer 公司名稱	LM00524	e-KONG Group Limited
Representative Code/Name 代表代號／姓名		
Contact Person 聯絡人	Raymond Lau	
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期 — 05/12/2007

Section A A 部   Section B B 部   Section C C 部   Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [x] Ordinary shares 普通股
- [ ] Freference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	524		Description : 說明 ：	
	No. of Shares 股份數目		**Par Value 面值**	**Authorised Share Capital 法定股本**
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　（股東特別大會通過日期）				
(dd/mm/yyyy) 　（日／月／年）				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code : (2) 股份代號：			Description : 說明 ：	
	No. of Shares 股份數目		**Par Value 面值**	**Authorised Share Capital 法定股本**
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　（股東特別大會通過日期）				
(dd/mm/yyyy) 　（日／月／年）				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號 ：			Description : 說明 ：	
	No. of Shares 股份數目		**Par Value 面值**	**Authorised Share Capital 法定股本**
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　（股東特別大會通過日期）				

(dd/mm/yyyy)
（日／月／年）
Balance at close of the
month
本月底結存 | | | HKD | | |

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　（股東特別大會通過日期） 　(dd/mm/yyyy) 　（日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the
Month
本月底法定股本總額 | HKD | 120,000,000

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目		No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
	(1)	(2)		
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of		Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

◉ Ordinary (1) 普通股 (1)

◯ Ordinary (2) 普通股 (2)

Total Exercised Money During the Month 月內已行使總金額   HKD   0   ◯ Preference 優先股

◯ Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1.	HKD				

(   )

Stock Code 股份代號

Subscription Price 認購價   HKD

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

| 2. | HKD | | | | |

(   )

Stock Code 股份代號

Subscription Price 認購價   HKD

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

| 3. | HKD | | | | |

(   )

Stock Code 股份代號

Subscription Price 認購價   HKD

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

| 4. | HKD | | | | |

◉ Ordinary (1) 普通股 (1)

(   )

Stock Code 股份代號	
Subscription Price 認購價	HKD

- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				

Stock Code 股份代號	
Conversion Price 換股價	HKD

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

Class 類別	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
2.	HKD				

Stock Code 股份代號	
Conversion Price 換股價	HKD

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

Class 類別	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
3.	HKD				

Stock Code 股份代號	
Conversion Price 換股價	HKD

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格： HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／	

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)

年）

○ Preference
優先股

○ Other Class
其他類別

2. | Please Select One ・ At Price : HKD [　] [　] | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

3. | Please Select One ・ At Price : HKD [　] [　] | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

4. | Please Select One ・ At Price : HKD [　] [　] | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy) 註銷日期 ： （日／月／年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date: (dd/mm/yyyy) 贖回日期 ：

◉ Ordinary (1)
普通股 (1)

		（日／月／年）	○ Ordinary (2) 普通股 (2)
			○ Preference 優先股
			○ Other Class 其他類別
8.Other 其他	At Price：價格： HKD	Issue and allotment Date： (dd/mm/yyyy) 發行及配發日期： （日／月／年）	⊙ Ordinary (1) 普通股 (1)
			○ Ordinary (2) 普通股 (2)
			○ Preference 優先股
(Please specify) （請註明）			○ Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* **Name**
  姓名   Raymond Lau

* **Title**
  職銜   Company Secretary

OK.確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)

上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/12/2007	15:43:27	Submitted By 呈交者	00524P02	
Date/Time Approved 批准日期/時間	05/12/2007	15:43:27	Approved By 審批者	00524P03	
Submission No. 呈交編號	EBIS-071205-00091		Status 狀況	Approved	

Issuer 發行人	LM00524	e-KONG Group Limited
Type of Agent 代理人類別		
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層) Monthly Return I
Contact Person 聯絡人	Raymond Lau	
Contact No. 聯絡電話	2801 7188	

For the month ended : 30/11/2007
截至月份 :

Name of Issuer 公司名稱	LMC0524	e-KONG Group Limited
Representative Code/Name 代表代號／姓名		
Contact Person 聯絡人	Raymond Lau	
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期 05/12/2007

Section A A 部   Section B B 部   Section C C 部   Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

☑ Ordinary shares 普通股　☐ Preference shares 優先股

☐ Equity Warrants 股本權證　☐ Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524   **Description :**
(1) 股份代號 :   **說明 :**

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :   **Description :**
(2) 股份代號 :   **說明 :**

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :   **Description :**
股份代號 :   **說明 :**

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期)				

Balance at close of the month
本月底結存

		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month 本月底法定股本總額	HKD	120,000,000

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目		No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
	(1)	(2)		
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of		Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

◎ Ordinary (1) 普通股 (1)

◯ Ordinary (2) 普通股 (2)

Total Exercised Money During the Month 月內已行使總金額	HKD 0	◯ Preference 優先股

◯ Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1.	HKD				

◎ Ordinary (1) 普通股 (1)

◯ Ordinary (2) 普通股 (2)

Stock Code 股份代號

◯ Preference 優先股

Subscription Price 認購價 HKD

◯ Other Class 其他類別

2.	HKD				

◎ Ordinary (1) 普通股 (1)

◯ Ordinary (2) 普通股 (2)

Stock Code 股份代號

◯ Preference 優先股

Subscription Price 認購價 HKD

◯ Other Class 其他類別

3.	HKD				

◎ Ordinary (1) 普通股 (1)

◯ Ordinary (2) 普通股 (2)

Stock Code 股份代號

◯ Preference 優先股

Subscription Price 認購價 HKD

◯ Other Class 其他類別

4.	HKD				

◎ Ordinary (1) 普通股 (1)

```
(_____)
```

Stock Code
股份代號 `[_____]`

Subscription Price
認購價 `HKD [_____]`

- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. `[_____]`	HKD	`[____]`	`[____]`	`[____]`	`[____]`

Stock Code
股份代號 `[_____]`

Conversion Price
換股價 `HKD [_____]`

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

2. `[_____]`	HKD	`[____]`	`[____]`	`[____]`	`[____]`

Stock Code
股份代號 `[_____]`

Conversion Price
換股價 `HKD [_____]`

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

3. `[_____]`	HKD	`[____]`	`[____]`	`[____]`	`[____]`

Stock Code
股份代號 `[_____]`

Conversion Price
換股價 `HKD [_____]`

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price 價格: `HKD [____]`	Issue and allotment Date: (dd/mm/yyyy) 發行及配發日期: （日／月／	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2)

https://............/MonthlyReturn/Form1/Submit.aspx   12/5/2007

年）

		Preference 優先股
		○ Other Class 其他類別

2. Please Select One · At Price : 價格 : HKD [ ] | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年） | [ ]

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

3. Please Select One · At Price : 價格 : HKD [ ] | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年） | [ ]

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

4. Please Select One · At Price : 價格 : HKD [ ] | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年） | [ ]

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

5. Bonus Issue 紅股發行 | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年） | [ ]

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

6. Repurchase of share 購回股份 | Cancellation Date: (dd/mm/yyyy) 註銷日期： （日／月／年） | [ ]

- ◉ Ordinary (1) 普通股 (1)
- ○ Ordinary (2) 普通股 (2)
- ○ Preference 優先股
- ○ Other Class 其他類別

7. Redemption of share 贖回股份 | Redemption Date: (dd/mm/yyyy) 贖回日期： | [ ]

- ◉ Ordinary (1) 普通股 (1)

				◯ Ordinary (2) 普通股 (2)
				◯ Preference 優先股
				◯ Other Class 其他類別
8.Other 其他	At Price： 價格： HKD		Issue and allotment Date： (dd/mm/yyyy) 發行及配發日期 ： （日／月／ 年）	◉ Ordinary (1) 普通股 (1)
				◯ Ordinary (2) 普通股 (2)
				◯ Preference 優先股
(Please specify) （請註明）				◯ Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
  姓名　　Raymond Lau

* Title
  職銜　　Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對的情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用誰。

Monthly Return On Movement of Listed Equity Securities (Form I)

上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	07/01/2008	10:21:19	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	07/01/2008	10:21:19	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-080107-00024		Status 狀況	Approved

Issuer 發行人	LM00524	e-KONG Group Limited
Type of Agent 代理人類別		
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)　Monthly Return I
Contact Person 聯絡人	Raymond Lau	
Contact No. 聯絡電話	2801 7188	

RECEIVED (stamp)

For the month ended : 截至月份： 31/12/2007

Name of Issuer 公司名稱	LM00524	e-KONG Group Limited
Representative Code/Name 代表代號／姓名		
Contact Person 聯絡人	Raymond Lau	
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期　07/01/2008

Section A A 部　Section B B 部　Section C C 部　Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號 :	524		Description : 說明 :		
	No. of Shares **股份數目**		**Par Value** **面值**		**Authorised Share Capital** **法定股本**
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01		120,000,000

Increase/(Decrease)
增加／(減少)
  (EGM approval date)
  (股東特別大會通過日期)					

(dd/mm/yyyy) (日／月／年)					
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01		120,000,000

(2) Stock Code : (2) 股份代號 :			Description : 說明 :		
	No. of Shares **股份數目**		**Par Value** **面值**		**Authorised Share Capital** **法定股本**
Balance at close of preceding month 上月底結存		HKD			

Increase/(Decrease)
增加／(減少)
  (EGM approval date)
  (股東特別大會通過日期)					

(dd/mm/yyyy) (日／月／年)					
Balance at close of the month 本月底結存		HKD			

2. Preference Shares
2. 優先股

Stock Code : 股份代號 :			Description : 說明 :		
	No. of Shares **股份數目**		**Par Value** **面值**		**Authorised Share Capital** **法定股本**
Balance at close of preceding month 上月底結存		HKD			

Increase/(Decrease)
增加／(減少)
  (EGM approval date)
  (股東特別大會通過日期)					

| (dd/mm/yyyy)
（日／月／年）
Balance at close of the
month
本月底結存 | | HKD | | |

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：			Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本	
Balance at close of preceding month 上月底結存		HKD		

Increase/(Decrease)
增加／（減少）
  (EGM approval date)
  (股東特別大會通過日期)				

(dd/mm/yyyy) （日／月／年） Balance at close of the month 本月底結存		HKD		

Total Authorised Share Capital at the end of the Month 本月底法定股本總額	HKD	120,000,000

Section A A 部   Section B B 部   Section C C 部   Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目		No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
	(1)	(2)		
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部   Section B B 部   Section C C 部   Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of		Total	Total No. of	

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

					○ Ordinary (1) 普通股 (1)
					Ordinary (2) 普通股 (2)
	Total Exercised Money During the Month 月內已行使總金額		HKD	0	Preference 優先股
					Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				○ Ordinary (1) 普通股 (1)

```
(              )
    Stock Code
    股份代號
    Subscription Price
    認購價          HKD
```

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One · At Price : HKD 價格：		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

年）

Preference
優先股

Other Class
其他類別

2. Please Select One · At Price: HKD
價格：

Issue and
allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

3. Please Select One · At Price: HKD
價格：

Issue and
allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

4. Please Select One · At Price: HKD
價格：

Issue and
allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and
allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation
Date:
(dd/mm/yyyy)
註銷日期 ：
（日／月／
年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption
Date:
(dd/mm/yyyy)
贖回日期 ：

○ Ordinary (1)
普通股 (1)

			（日／月／年）	Ordinary (2) 普通股 (2)
				Preference 優先股
				Other Class 其他類別
8.Other 其他	At Price： HKD 價格：	Issue and allotment Date： (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）		○ Ordinary (1) 普通股 (1)
				Ordinary (2) 普通股 (2)
				Preference 優先股
(Please specify) （請註明）				Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：



Authorised Signatory
授權簽署

* Name
  姓名   Raymond Lau

* Title
  職銜   Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對的情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)

上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	07/01/2008	10:21:19	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	07/01/2008	10:21:19	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-080107-00024		Status 狀況	Approved

Issuer 發行人	LM00524 e-KONG Group Limited
Type of Agent 代理人類別	
Tier 1 Headline 標題類別 (第一層)	Unvetted
Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau
Contact No. 聯絡電話	2801 7188

For the month ended :
截至月份： 31/12/2007

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited
Representative Code/Name 代表代號／姓名	
Contact Person 聯絡人	Raymond Lau
Contact Telephone No. 聯絡電話	2801 7188
Date submitted 呈交日期	07/01/2008

Section A A 部   Section B B 部   Section C C 部   Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

A. 上市股本證券類別資料 （請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號 :	524		Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期) 　(dd/mm/yyyy) 　（日／月／年）				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code : (2) 股份代號 :			Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期) 　(dd/mm/yyyy) 　（日／月／年）				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號 :			Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期)				

```
(dd/mm/yyyy)
(日／月／年)
Balance at close of the
month
本月底結存                                    HKD    |
```

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：			Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD |		
Increase/(Decrease) 增加／（減少） (EGM approval date) （股東特別大會通過日期）				
(dd/mm/yyyy) （日／月／年） Balance at close of the month 本月底結存		HKD |		

```
Total Authorised Share Capital at the end of the    HKD  |      120,000,000
Month
本月底法定股本總額
```

Section A A 部   Section B B 部   Section C C 部   Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目		No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
	(1)	(2)		
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部   Section B B 部   Section C C 部   Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of			
		Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

		○ Ordinary (1) 普通股 (1)
		Ordinary (2) 普通股 (2)
Total Exercised Money During the Month 月內已行使總金額	HKD　0	Preference 優先股
		Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 – 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. (　　　) Stock Code 股份代號 Subscription Price 認購價	HKD HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. (　　　) Stock Code 股份代號 Subscription Price 認購價	HKD HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. (　　　) Stock Code 股份代號 Subscription Price 認購價	HKD HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				○ Ordinary (1) 普通股 (1)

```
(_____)
```
Stock Code
股份代號 ——————

Subscription Price
認購價 HKD |

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

Convertibles
可換股票據

Class 類別		Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.		HKD				
						o Ordinary (1) 普通股 (1)
Stock Code 股份代號						Ordinary (2) 普通股 (2)
Conversion Price 換股價	HKD					Preference 優先股
						Other Class 其他類別
2.		HKD				
						o Ordinary (1) 普通股 (1)
Stock Code 股份代號						Ordinary (2) 普通股 (2)
Conversion Price 換股價	HKD					Preference 優先股
						Other Class 其他類別
3.		HKD				
						o Ordinary (1) 普通股 (1)
Stock Code 股份代號						Ordinary (2) 普通股 (2)
Conversion Price 換股價	HKD					Preference 優先股
						Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／	
			o Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)

| | | Preference 優先股 |
| | | Other Class 其他類別 |

2. Please Select One · At Price: HKD 價格: Issue and allotment Date: (dd/mm/yyyy) 發行及配發日期: （日／月／年）

- ○ Ordinary (1) 普通股 (1)
- Ordinary (2) 普通股 (2)
- Preference 優先股
- Other Class 其他類別

3. Please Select One · At Price: HKD 價格: Issue and allotment Date: (dd/mm/yyyy) 發行及配發日期: （日／月／年）

- ○ Ordinary (1) 普通股 (1)
- Ordinary (2) 普通股 (2)
- Preference 優先股
- Other Class 其他類別

4. Please Select One · At Price: HKD 價格: Issue and allotment Date: (dd/mm/yyyy) 發行及配發日期: （日／月／年）

- ○ Ordinary (1) 普通股 (1)
- Ordinary (2) 普通股 (2)
- Preference 優先股
- Other Class 其他類別

5. **Bonus Issue** 紅股發行 Issue and allotment Date: (dd/mm/yyyy) 發行及配發日期: （日／月／年）

- ○ Ordinary (1) 普通股 (1)
- Ordinary (2) 普通股 (2)
- Preference 優先股
- Other Class 其他類別

6. **Repurchase of share** 購回股份 Cancellation Date: (dd/mm/yyyy) 註銷日期: （日／月／年）

- ○ Ordinary (1) 普通股 (1)
- Ordinary (2) 普通股 (2)
- Preference 優先股
- Other Class 其他類別

7. **Redemption of share** 贖回股份 Redemption Date: (dd/mm/yyyy) 贖回日期:

- ○ Ordinary (1) 普通股 (1)

		（日／月／ 年）	Ordinary (2) 普通股 (2)
			Preference 優先股
			Other Class 其他類別
8.Other 其他	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／ 年）	 o Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)
			Preference 優先股
(Please specify) （請註明）			Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名   Raymond Lau

* Title
職銜   Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

 7008 JAN -9 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director,

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382 6311

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

13. Date when director became aware of the relevant event/ interest in the shares (if later)		
(day)	(month)	(year)

12. Date of relevant event

8	11	2007
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	10,000	HKD	0.700	0.700		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,370,000	0.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,380,000	0.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Price for grant	Consideration - if derivatives granted by listed corporation Exercise price	Price on assignment	Number of shares
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21: Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

12	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
LIM   SHYANG GUEY
(Surname)   (Other names)

6. HKID/Passport No.	Country of Issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382631 1

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

12	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	70,000	HKD	0.700	0.700	0.700	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,380,000	0.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,450,000	0.28
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further Information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

14	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation

E-KONG GROUP LIMITED

2. Stock code	524	4. Number of issued shares in class
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport

LIM	SHYANG GUEY	**8. Name of Director (Chinese)**
(Surname)	(Other names)	林祥貴

6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
P924468(2)		26514382631

7. Address of Director	**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG	22969770
	11. e-mail address
	sg@e-kong.net

12. Date of relevant event

16	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.680	0.680	0.680	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,450,000	0.28
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,550,000	0.30
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
-Select-		
-Select-		
-Select-		
-Select-		
-Select-		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)						
-Select-						
-Select-						
-Select-						
-Select-						
Short position(s)						
-Select-						
-Select-						
-Select-						
-Select-						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further Information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

20	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
LIM
(Surname)
SHYANG GUEY
(Other names)

6. HKID/Passport No.	Country of issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382631

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

19	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.680	0.680	0.680	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,550,000	0.30
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,650,000	0.32
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

22	11	2007
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

Form 3A.

4

RECEIVED
2008 JAN -9 A 8: 14
...OF INTE...
...PORATE...

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		4. Number of issued shares in class
E-KONG GROUP LIMITED		
2. Stock code	524	522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
LIM	SHYANG GUEY	林祥貴
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
P924468(2)		26514382631
7. Address of Director		10. Daytime tel. No.
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		22969770
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

21	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange		
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.650	0.650	0.650	- Select -
Short position	- Select -	- Select -	- Select -						- Select -

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,650,000	0.32
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,750,000	0.33
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further Information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

23	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	
E-KONG GROUP LIMITED	
2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)
6. HKID/Passport No.	Country of Issue of Passport
P924468(2)	
7. Address of Director	
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG	

8. Name of Director (Chinese)
林祥貴
9. Chinese Character Code
26514 3826311
10. Daytime tel. No.
22969770
11. e-mail address
sg@e-kong.net

12. Date of relevant event

14	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.650	0.650		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,750,000	
Short position		0.33

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,850,000	
Short position		0.35

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further Information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further Information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

17	12	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382 6311

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event		
8	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	10,000	HKD	0.700	0.700	0.700	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,370,000	0.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,380,000	0.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to Interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

12	11	2007
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	4. Number of issued shares in class
E-KONG GROUP LIMITED	
2. Stock code	524	522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport	8. Name of Director (Chinese)
LIM	SHYANG GUEY	林祥貴
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
P924468(2)		26514382631
7. Address of Director	10. Daytime tel. No.
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG	22969770
	11. e-mail address
	sg@e-kong.net

12. Date of relevant event

12	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	70,000	HKD	0.700	0.700	0.700	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately ~~.~~fore the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,380,000	0.26
Short position		

16. Total shares in ~~.~~ed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,450,000	0.28
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

14	11	2007
(day)	(month)	(year)

25. Number of continuation sheets ` 0 `

26. Number of attachments ` 0 `

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
LIM
(Surname)
SHYANG GUEY
(Other names)

6. HKID/Passport No.	Country of Issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382631

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event		
16	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.680	0.680	0.680	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,450,000	
Short position		0.28

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,550,000	
Short position		0.30

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends		Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filling this Form 3A

20	11	2007
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
F-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
LIM   SHYANG GUEY
(Surname)   (Other names)

6. HKID/Passport No.	Country of Issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382 6311

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

19	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange		
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)	
Long position	121	- Select -	201	100,000	HKD	0.680	0.680		- Select -
Short position	- Select -	- Select -	- Select -						- Select -

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,550,000	0.30
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,650,000	0.32
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

22	11	2007
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

   (i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

   (ii) Changes in the nature of his interest in such shares; and

   (iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code
524

3. Class of shares
ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382 6311

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

21	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange			Off Exchange		
		Before relevant event	After relevant event			Highest price per share	Average price per share		Average consideration per share	Consideration Code (see Table 3)	
Long position	121	- Select -	201	100,000	HKD	0.650	0.650			- Select -	
Short position	- Select -	- Select -	- Select -								

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,650,000	0.32
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,750,000	0.33
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
-Select-		
-Select-		
-Select-		
-Select-		
-Select-		
-Select-		
-Select-		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)			Consideration – if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s) -Select-						
-Select-						
-Select-						
-Select-						
Short position(s) -Select-						
-Select-						
-Select-						
-Select-						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - [▾]		
		- Select - [▾]		
		- Select - [▾]		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

23	11	2007
(day)	(month)	(year)

25. Number of continuation sheets   [0]

26. Number of attachments   [0]

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code
524

3. Class of shares
ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382631 1

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

14	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange		
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)	
Long position	121	- Select -	201	100,000	HKD	0.650	0.650	0.650	- Select -	
Short position	- Select -	- Select -	- Select -							

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,750,000	0.33
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,850,000	0.35
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -				
	- Select -				
	- Select -				
	- Select -				
Short position(s)	- Select -				
	- Select -				
	- Select -				
	- Select -				

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ◀		
		- Select - ◀		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

17	12	2007
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
5898244482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

9	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.710	0.710	0.710	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,290,200	20.90
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,300,200	20.90
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,300,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A	11	10	2007
	(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

Form 3A.

FORM 3 A

AMENDED

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	4. Number of issued shares in class
E-KONG GROUP LIMITED	
2. Stock code	524	522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport	8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
		10. Daytime tel. No.
		28017188
7. Address of Director	11. e-mail address
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	

12. Date of relevant event

11	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.690	0.685		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,300,200	20.90
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,400,200	20.92
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	* 9,400,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

15	10	2007
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

Form 3A.

4

AMENDED

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

    (i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

    (ii) Changes in the nature of his interest in such shares; and

    (iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

12	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.680	0.680	0.680	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,400,200	20.92
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,500,200	20.94
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
-Select-		
-Select-		
-Select-		
-Select-		
-Select-		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	-Select-					
	-Select-					
	-Select-					
	-Select-					
Short position(s)	-Select-					
	-Select-					
	-Select-					
	-Select-					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	* 9,500,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

15	10	2007
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

18	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.740	0.720		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,500,200	20.94
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,520,200	20.95
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,520,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

22	10	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	4. Number of issued shares in class
E-KONG GROUP LIMITED	
2. Stock code 524	522,894,200
3. Class of shares ORDINARY	

5. Name of Director (English) as printed on HKID/Passport	8. Name of Director (Chinese)
SIEMENS / RICHARD JOHN	衞斯文
(Surname) (Other names)	
6. HKID/Passport No. Country of Issue of Passport	9. Chinese Character Code
K674811(2)	58982448242429
7. Address of Director	10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	28017188
	11. e-mail address

12. Date of relevant event

25	10	2007
(day)	(month)	(year)

13. Data when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	150,000	HKD	0.770	0.755		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,520,200	20.95
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,670,200	20.97
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	
				Price on assignment	
Long position(s)	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

19. Further Information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,670,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held

Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

26	10	2007
(day)	(month)	(year)

25. Number of continuation sheets   [0]

26. Number of attachments   [0]

Form 3A.

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)
6. HKID/Passport No.	Country of issue of Passport
K674811(2)	
7. Address of Director	
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	

8. Name of Director (Chinese)
衛斯文
9. Chinese Character Code
5898244482429
10. Daytime tel. No.
28017188
11. e-mail address

12. Date of relevant event		
26	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.840		0.827	
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,670,200	20.97
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,700,200	20.98
Short position		

17. Capacity in which interests disclosed in Box 16 are held
(required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of c''dren under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,700,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held. Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A	**25. Number of continuation sheets**	0

	29	10	2007
	(day)	(month)	(year)

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

    (i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

    (ii) Changes in the nature of his interest in such shares; and

    (iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

1	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	200,000	HKD	0.800	0.795		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,700,200	20.98
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,900,200	21.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,900,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held (...Director jointly with another person)

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

3	11	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

  (i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

  (ii) Changes in the nature of his interest in such shares; and

  (iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
5898244482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

2	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ Interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.800	0.800	0.800	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,900,200	21.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,000,200	21.04
Short position		

17. Capacity in which interests disclossed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ◄		
		- Select - ◄		
		- Select - ◄		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

6	11	-	2007
(day)	(month)		(year)

25. Number of continuation sheets   `0`

26. Number of attachments   `0`

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
589824482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

6	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	50,000	HKD	0.800	0.776		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,000,200	21.04
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,050,200	21.05
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,050,000	✓
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	✓

21. Further information in relation to interests; held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

9	11	2007
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

7	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.800	0.800	0.800	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,050,200	21.05
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,060,200	21.05
Short position		

17. Capacity in which interests disclosed in Box 16 are held
(required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,060,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

9	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
5898 2448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event		
8	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	205		40,000	HKD	0.790	0.765		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,060,200	21.05
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,100,200	21.06
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s) - Select -					
- Select -					
- Select -					
- Select -					
Short position(s) - Select -					
- Select -					
- Select -					
- Select -					
- Select -					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,100,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A	**25. Number of continuation sheets**	0

12	11	2007
(day)	(month)	(year)

26. Number of attachments | 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an Interest in shares or a short position in shares of a listed corporation of which he is a director,

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
SIEMENS
(Surname)
RICHARD JOHN
(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

3	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ Interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange			Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)	
Long position	121		205	20,000	HKD	0.750	0.740			
Short position										

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,100,200	21.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,120,200	21.06
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
-Select-		
-Select-		
-Select-		
-Select-		
-Select-		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s)	-Select-						
	-Select-						
	-Select-						
	-Select-						
Short position(s)	-Select-						
	-Select-						
	-Select-						
	-Select-						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,120,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held — Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

6	12	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation

E-KONG GROUP LIMITED

| 2. Stock code | 524 |
| 3. Class of shares | ORDINARY |

| 4. Number of issued shares in class |
| 522,894,200 |

5. Name of Director (English) as printed on HKID/Passport

| SIEMENS | RICHARD JOHN |
| (Surname) | (Other names) |

| 6. HKID/Passport No. | Country of issue of Passport |
| K674811(2) | |

7. Address of Director

UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

| 8. Name of Director (Chinese) |
| 衛斯文 |

| 9. Chinese Character Code |
| 589824482429 |

| 10. Daytime tel. No. |
| 28017188 |

| 11. e-mail address |

12. Date of relevant event

| 5 | 12 | 2007 |
| (day) | (month) | (year) |

13. Date when director became aware of the relevant event/ interest in the shares (if later)

| | | |
| (day) | (month) | (year) |

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.750	0.747		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,120,200	21.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,150,200	21.07
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further Information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,150,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further Information in relation to interests held?   Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further Information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

7	12	2007
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524	4. Number of issued shares in class
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

14	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	250,000	HKD	0.700	0.675		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,150,200	21.07
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,400,200	21.11
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends		Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,400,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

17	12	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	喬斯文
(Surname)	(Other names)	

6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		58982448 2429

7. Address of Director	10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	28017188
	11. e-mail address

12. Date of relevant event

17	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.680	0.663		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,400,200	21.11
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,500,200	21.13
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further Information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
	- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,500,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

19	12	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524		4. Number of issued shares in class
3. Class of shares	ORDINARY		522,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

19	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	/ 400,000	HKD	/ 0.700	/ 0.679		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,500,200	21.13
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,900,200	21.21
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	5TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,900,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held " Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

21	12	2007
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	
E-KONG GROUP LIMITED	
2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)
6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	
7. Address of Director	
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	

8. Name of Director (Chinese)
衛斯文
9. Chinese Character Code
589824482429
10. Daytime tel. No.
28017188
11. e-mail address

12. Date of relevant event

24	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.800	0.782		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,900,200	21.21
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,000,200	21.23
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held (" Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	12	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code
524

3. Class of shares
ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
589824482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

28	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	170,000	HKD		0.800	0.751	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,000,200	21.23
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,170,200	21.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	8TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,170,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held - Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

31	12	2007
(day)	(month)	(year)

25. Number of continuation sheets ☐ 0

26. Number of attachments ☐ 0

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	
E-KONG GROUP LIMITED	
2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)
6. HKID/Passport No.	Country of issue of Passport
K674811(2)	
7. Address of Director	
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	

8. Name of Director (Chinese)
衛斯文
9. Chinese Character Code
58982448242g
10. Daytime tel. No.
28017188
11. e-mail address

12. Date of relevant event

31	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.770	0.770	0.770	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,170,200	21.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,200,200	21.27
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,200,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held _____ Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

2	1	2008
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD; HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
5898244B2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

3	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.800	0.792		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,200,200	21.27
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,300,200	21.29
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
-Select-		
-Select-		
-Select-		
-Select-		
-Select-		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	
Long position(s)	-Select-				Price on assignment	
	-Select-					
	-Select-					
	-Select-					
Short position(s)	-Select-					
	-Select-					
	-Select-					
	-Select-					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,300,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

4	1	2008
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	4. Number of issued shares in class
E-KONG GROUP LIMITED	
2. Stock code 524	522,894,200
3. Class of shares ORDINARY	

5. Name of Director (English) as printed on HKID/Passport	8. Name of Director (Chinese)
SIEMENS RICHARD JOHN	衛新文
(Surname) (Other names)	
6. HKID/Passport No. Country of Issue of Passport	**9. Chinese Character Code** 589824482429
K674811(2)	**10. Daytime tel. No.** 28017188
7. Address of Director	**11. e-mail address**
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	

12. Date of relevant event

4	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ Interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.720	0.720		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,300,200	21.29
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,320,200	21.29
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,320,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS; P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A	7	1	2008
	(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

4

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982 4482 429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

9	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.710	0.710	0.710	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,290,200	20.90
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,300,200	20.90
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,300,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

11	10	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

AMENDED

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524	4. Number of issued shares in class
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		58982448 2429
7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

11	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	205		100,000	HKD	0.690	0.685		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,300,200	20.90
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,400,200	20.92
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
-Select-		
-Select-		
-Select-		
-Select-		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s) -Select-						
-Select-						
-Select-						
Short position(s) -Select-						
-Select-						
-Select-						
-Select-						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	* 9,400,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	10	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

AMENDED

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

12	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.680	0.680		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,400,200	20.92
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,500,200	20.94
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select - ▾		
- Select - ▾		
- Select - ▾		
- Select - ▾		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	
					Price on assignment	
Long position(s)	- Select - ▾					
	- Select - ▾					
	- Select - ▾					
	- Select - ▾					
Short position(s)	- Select - ▾					
	- Select - ▾					
	- Select - ▾					
	- Select - ▾					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	* 9,500,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held ~~v Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

15	10	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation

E-KONG GROUP LIMITED

2. Stock code	524	4. Number of issued shares in class
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport

SIEMENS	RICHARD JOHN		8. Name of Director (Chinese)
(Surname)		(Other names)	衛斯文

6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		589824482429

7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

18	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	205		20,000	HKD	0.740	0.720		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,500,200	20.94
Short position		

16. Total shares in ...ed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,520,200	20.95
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	61H FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,520,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

22	10	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448242 9

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

25	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	150,000	HKD	0.770		0.755	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,520,200	20.95
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,670,200	20.97
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of c' 'en under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,670,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held?   Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

26	10	2007
(day)	(month)	(year)

25. Number of continuation sheets   [0]

26. Number of attachments   [0]

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

    (i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

    (ii) Changes in the nature of his interest in such shares; and

    (iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		4. Number of issued shares in class
E-KONG GROUP LIMITED		
2. Stock code	524	522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

26	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.840	0.827		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,670,200	20.97
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,700,200	20.98
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	
					Price on assignment	
Long position(s)	- Select-					
	- Select-					
	- Select-					
	- Select-					
	- Select-					
Short position(s)	- Select-					
	- Select-					
	- Select-					
	- Select-					
	- Select-					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	5TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	/ 9,700,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	/ 100,000,200	

21. Further information in relation to interests held : Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

29	10	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448242429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

1	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	200,000	HKD	0.800	0.795		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,700,200	20.98
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,900,200	21.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Exercise price	Price on assignment			
Long position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							

Further information in relation to interests of children under 18 and/or spouse

(name) of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,900,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held ... Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

3	11	2007
(day)	(month)	(year)

25. Number of continuation sheets ☐ 0

26. Number of attachments ☐ 0

Form 3A.

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	
E-KONG GROUP LIMITED	
2. Stock code	574
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)
6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	
7. Address of Director	
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	

8. Name of Director (Chinese)
衛斯文
9. Chinese Character Code
589824482429
10. Daytime tel. No.
28017188
11. e-mail address

12. Date of relevant event

2	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.800	0.800	0.800	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,900,200	21.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,000,200	21.04
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Exercise price	Price on assignment			
Long position(s)	- Select -							
	- Select -							
	- Select -							
Short position(s)	- Select -							
	- Select -							
	- Select -							
	- Select -							
	- Select -							

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

6	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
SIEMENS   RICHARD JOHN
(Surname)   (Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
5898244482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

6	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	50,000	HKD	0.800	0.776		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,000,200	21.04
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,050,200	21.05
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Price for grant	Consideration - if derivatives granted by listed corporation Exercise price	Price on assignment	Number of shares
Long position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,050,000	✓
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	✓

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

9	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
SIEMENS   RICHARD JOHN
(Surname)   (Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

7	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.800	0.800		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,050,200	21.05
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,060,200	21.05
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)					
- Select -					
- Select -					
- Select -					
- Select -					
- Select -					
Short position(s)					
- Select -					
- Select -					
- Select -					
- Select -					
- Select -					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,060,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held "✓ Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A

9	11	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

    (i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

    (ii) Changes in the nature of his interest in such shares; and

    (iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524	4. Number of issued shares in class
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

8	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	40,000	HKD	0.790	0.765		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,060,200	21.05
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,100,200	21.06
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,100,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

12	11	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448242429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

3	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.750	0.740		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,100,200	21.06
Short position		

16. Total shares in ...d corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,120,200	21.06
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	-Select-						
	-Select-						
	-Select-						
	-Select-						
Short position(s)	-Select-						
	-Select-						
	-Select-						
	-Select-						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,120,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held - Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

6	12	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	
E-KONG GROUP LIMITED	
2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)
6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	
7. Address of Director	
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	

8. Name of Director (Chinese)
衛斯文
9. Chinese Character Code
5898244B2429
10. Daytime tel. No.
28017188
11. e-mail address

12. Date of relevant event

5	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.750	0.747		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,120,200	21.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,150,200	21.07
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,150,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held

Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

7	12	2007
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

Form 3A.

4

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524	4. Number of issued shares in class
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9, OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

12. Date of relevant event

14	12	2007
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	250,000	HKD	0.700	0.675		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,150,200	21.07
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,400,200	21.11
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,400,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

17	12	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

17	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange		Consideration Code (see Table 3)
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share		
Long position	121		205	100,000	HKD	0.680	0.663			
Short position										

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,400,200	21.11
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,500,200	21.13
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,500,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

19	12	2007
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

19	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	205		400,000	HKD	0.700	0.679		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,500,200	21.13
Short position	,	

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,900,200	21.21
Short position	/	

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to Interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	10,900,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

21	12	2007
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)
6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	
7. Address of Director	
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	

8. Name of Director (Chinese)
甯斯文

9. Chinese Character Code
589824482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

24	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.800	0.782		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,900,200	21.21
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,000,200	21.23
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further Information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held — Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

28	12	2007
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

Form 3A

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
SIEMENS
(Surname)
RICHARD JOHN
(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
589824482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

28	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	170,000	HKD	0.800	0.751		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,000,200	21.23
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,170,200	21.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	
Long position(s) - Select -					
- Select -					
- Select -					
- Select -					
- Select -					
Short position(s) - Select -					
- Select -					
- Select -					
- Select -					
- Select -					

Consideration - if derivatives granted by listed corporation: Price on assignment

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further Information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,170,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held · · · Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A	31 (day)	12 (month)	2007 (year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

    (i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

    (ii) Changes in the nature of his interest in such shares; and

    (iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	4. Number of issued shares in class
E-KONG GROUP LIMITED	
2. Stock code 524	522,894,200
3. Class of shares ORDINARY	

5. Name of Director (English) as printed on HKID/Passport	8. Name of Director (Chinese)
SIEMENS	衛斯文
(Surname) RICHARD JOHN (Other names)	
6. HKID/Passport No. Country of issue of Passport	**9. Chinese Character Code**
K674811(2)	58982448 2429
7. Address of Director	**10. Daytime tel. No.**
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	28017188
	11. e-mail address

12. Date of relevant event

31	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.770	0.770	0.770	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,170,200	21.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,200,200	21.27
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,200,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held - Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

2	1	2008
(day)	(month)	(year)

25. Number of continuation sheets   [0]

26. Number of attachments   [0]

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	甯斯文
(Surname)	(Other names)	

6. HKID/Passport No.	9. Chinese Character Code
K67481(2)	5898244824299

Country of Issue of Passport

10. Daytime tel. No.
28017188

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

11. e-mail address

12. Date of relevant event

3	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ Interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	100,000	HKD	0.800	0.792		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,200,200	21.27
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,300,200	21.29
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20, CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,300,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further Information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		-Select- 🔽		
		-Select- 🔽		
		-Select- 🔽		

23. Further Information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

4	1	2008
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
589824482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

4	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.720	0.720		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,300,200	21.29
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,320,200	21.29
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
-Select-		
-Select-		
-Select-		
-Select-		

18. Further information in respect of derivative Interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s): -Select-						
-Select-						
-Select-						
-Select-						
-Select-						
Short position(s): -Select-						
-Select-						
-Select-						
-Select-						
-Select-						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,320,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	



21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

7	1	2008
(day)	(month)	(year)

25. Number of continuation sheets   0

26. Number of attachments   0

Form 3A.

4

END